SECURITIES AND EXCHANGE COMMISSION

05038136

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RECD S.E.C. FEB 28 2005

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 47982 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CREST EVERGREEN SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 PARK AVENUE, 17TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW M. O'CONNELL (212) 317-2703
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

3/11/05

# OATH OR AFFIRMATION

I, MATTHEW M. O'CONNELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREST EVERGREEN SECURITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

My Commission Expires February 29, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

# CREST EVERGREEN SECURITIES INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2004

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Crest Evergreen Securities Inc.:

We have audited the accompanying statement of financial condition of Crest Evergreen Securities Inc. (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Crest Evergreen Securities Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
January 31, 2004

CREST EVERGREEN SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

## ASSETS

| | |
|---|---|
| Cash in Bank | $ 13,541 |
| Other Current Assets | 796 |
| TOTAL ASSETS | $ 14,337 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued Expenses | $ 4,422 |
| TOTAL LIABILITIES | 4,422 |
| Shareholder's Equity: | |
| Common Stock, $.01Par Value, 1,000 Shares Authorized, 1,000 Shares Outstanding | 10 |
| Additional Paid-In Capital | 82,849 |
| Retained Deficit | (72,944) |
| TOTAL SHAREHOLDER'S EQUITY | 9,915 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 14,337 |

The accompanying notes are an integral part of this financial statement.

CREST EVERGREEN SECURITIES INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2004

## NOTE 1 - ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Crest Evergreen Securities Inc. (the "Company") was incorporated in December 1994 in the State of New York. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

## NOTE 2 - INCOME TAXES

The Company has a net operating loss for tax purposes but is subject to New York State and City minimum corporate taxes.

## NOTE 3 - REGULATORY REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. The Company is required to maintain minimum net capital of $5,000. At December 31, 2004, the Company had net capital of $9,119 and $4,119 of excess net capital.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The Company shares office space with two affiliates that, for 2004, have not assessed the Company for rent and certain other overhead expenses that would otherwise be charged to the Company based on usage. The affiliates have adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses. The two affiliates assume all responsibilities for the initial settlement of these expenses. In exchange for this, the Company has agreed to subsequently reimburse these affiliates. These reimbursements are recorded as consulting fees.

NOTE 5 - SUBSEQUENT EVENTS

The management intends to sell the Company in 2005. However, no potential buyer has been found.